3811 Turtle Creek Blvd. Suite 1100

Dallas, Texas 75219

VIA EDGAR

March 5, 2010

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

RE:	Eagle Materials Inc.

Form 10-K for the year ended March 31, 2009

Form 10-Q for the periods ended June 30, 2009 and September 30, 2009

Definitive Proxy Statement on Schedule 14A filed on June 26, 2009

Commission File No. 1-12984

Dear Mr. Decker:

This provides our response to your letter dated February 5, 2010 regarding your review of the Eagle Materials Inc. annual report on Form 10-K for the year ended March 31, 2009, quarterly reports on Form 10-Q for the periods ended June 30, 2009 and September 30, 2009 and the Definitive Proxy Statement on Schedule 14A filed on June 26, 2009. For future reference, please note that our fax number is (214) 432-2100.

Form 10-K for Fiscal Year Ended March 31, 2009

Gypsum Wallboard Operations, Page 3

Cement Operations. Page 6

Concrete and Aggregates Operations. Page 12

1.	In future filings, please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GlF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Company Response

We have discussed the extractive activities engaged in by the Company with the Staff of the Securities and Exchange Commission (the “SEC”), and we believe our current disclosure complies with the requirements outlined in Item 102. We note the guidance in Instruction 3(b) to Item 102 of Regulation S-K is directed at extractive enterprises. Although we do mine raw materials for the manufacturing of gypsum wallboard and Portland cement, these operations are relatively small and we do not believe that they constitute significant mining activities. Accordingly, we believe we are a manufacturing company, not an extractive enterprise. We provide the following facts to support this assertion:

•

The quarry and mining operations of our gypsum and cement businesses relate solely to the extraction of materials for manufacture. We do not engage in the sale of mined gypsum or limestone; in all cases such materials are converted to gypsum wallboard and cement prior to being sold.

•

The actual cost of the mined raw materials for both our gypsum wallboard and cement segments is a relatively small part of the total cost of the product, averaging approximately 5% of total cost per unit.

•

The net book value of our property, plant and equipment used in the mining operations is immaterial to the consolidated net book value of our property, plant and equipment as a whole. The total net book value of property, plant and equipment related to mining consists of quarries and mining equipment and totals $38.6 million, which is approximately 6% of the consolidated net book value of property, plant and equipment at December 31, 2009.

•

Our aggregates operations, in which we mine sand, gravel and rock for sale, are not material to our operations as a whole. The total net book value of our property, plant and equipment, revenues and income of the aggregates division as of December 31, 2009 and for the nine-month period then ended are $18.1 million, $13.4 million and $1.3 million, respectively, and represent 2%, 4% and 3%, of the consolidated net book value of our property, plant and equipment, revenues and income, respectively, as of and for the nine-month period ended December 31, 2009.

We also note that in 2003, we engaged in conversations with the Staff regarding the accounting treatment of two of our cement operations that were joint ventures. We had initially treated these operations as extractive enterprises, and used proportionate consolidation to report their results of operation. The Staff did not agree with our use of proportionate consolidation, and indicated that the joint ventures did not meet the definition of extractive enterprises under EITF 00-01. As a result, we ceased to treat these joint ventures as extractive enterprises, and began to report their results of operations on the equity method.

2.	Please clarify whether your reserves are proven and/or probable reserves and state the reserve tonnages in your future filings. Please note that combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as “proven and probable” only if proven and probable reserves cannot be readily segregated. Please segregate your proven reserves from your probable reserves or add an explanatory statement indicating these classifications cannot be separated.

Company Response

We confirm that our reserves are proven and/or probable. With respect to the remainder of this comment, please see our response to Comment No. 1 above. Because we do not have significant mining operations, we do not believe we are required to provide the disclosures described in Industry Guide 7.

3.	Please disclose your annual mine production as required by Regulation S-K, Instructions to Item 102, Part 3 in your future filings.

Company Response

Please see our response to Comment No. 1 above. Because we are not an “extractive enterprise,” we do not believe we are required to provide the disclosures described in Item 103, Part 3.

4.	High quality & purity limestone and gypsum deposits are generally defined by the mineral content, such as calcium carbonate (CaC03) content, percentage or another appropriate measurement. Does this apply to your limestone and gypsum properties? If so, please disclose the appropriate measurement for each mining operation in future filings. If not, disclose this fact and present the challenges presented to control plant feed quality, define the impacts on the ore reserve estimates, mining & processing recoveries, and your processing operations in future filings.

Company Response

Because we are not an “extractive enterprise,” we do not believe we are required to describe quality or purity of our limestone and gypsum reserves. Please see our response to Comment No. 1 for additional detail.

Item 1A. Risk Factors, page 14

The value of investments are influenced by economic and market conditions, page 15

5.	The risk as described is too broad and generic. Also, it is not readily apparent why such risk would be unique to you and your business. In future filings, please revise your risk factor disclosure to provide qualitative and, to the extent possible, quantitative disclosure to explain how the current economic environment may impact the fair value of your pension assets.

Company Response

We confirm that in future filings, to the extent we determine that the above risk factor is still pertinent, we will provide disclosure that shows in a more direct and specific manner how this risk affects our business. In particular, we will provide qualitative, and to the extent possible, quantitative disclosure explaining how the current economic environment may impact the fair value of our pension assets.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 31 Debt Financing Activities, page 32

6.	Please tell us, and in future filings disclose, what the financial and other covenants of the Bank Credit Facility are, including, but not limited to, the company’s interest coverage ratio and the consolidated funded indebtedness ratio. We note your disclosure at the end of the first paragraph.

Company Response

Our Bank Credit Facility contains customary covenants that restrict our ability to incur additional debt, encumber our assets, sell assets, make or enter into certain investments, loans or guaranties and enter into sale and leaseback arrangements. The Bank Credit Facility also requires us to maintain a consolidated funded indebtedness ratio (consolidated indebtedness to earnings before interest, taxes, depreciation and amortization) of 3.5 or less and an interest coverage ratio (consolidated earnings before interest and taxes to interest expense) of at least 2.5. The Bank Credit Facility also limits our ability to make certain restricted payments, such as paying cash dividends; however, there are several exceptions to this restriction, including: (i) the Company may pay cash dividends in an aggregate amount of up to $50,000,000 each fiscal year if no default exists or would result therefrom; and (ii) the Company may make restricted payments not otherwise permitted so long as no default would result therefrom and our consolidated funded indebtedness ratio does not exceed 3.0.

We will include the above disclosure in our future filings.

Item 9A. Controls and Procedures, page 78

7.	You state that since there have been no “significant changes in internal control over financial reporting that materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting.” Please note that Rule 13a15(d) requires the disclosure of “any” change in your internal controls. Tell us whether there were changes in your internal control over financial reporting that occurred during the applicable period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Company Response

There were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended March 31, 2009 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We will include this statement in our Item 9A. Controls and Procedures section in our fiscal 2010 Annual Report on Form 10-K.

8.	We note your qualification in the third full paragraph under Item 9A. Please indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Alternatively, please remove language from your filings that qualify the design, operation, and effectiveness of your disclosure controls and procedures.

Company Response

We confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level. We will remove language from future filings that qualifies the design, operation and effectiveness of our disclosure controls and procedures.

Management Report on Internal Control Over Financial Reporting, page 78

9.	In accordance with Item 308(a)(3) of Regulation S-K, please tell us and in future filings disclose whether management concluded that the internal control over financial reporting was effective for the period covered, and remove any qualifying language such as “in all material respects.”

Company Response

We concluded that the internal control over financial reporting was effective for the period covered. In future filings, we will remove qualifying language such as “in all material respects.”

Financial Statements

Notes to the Financial Statements

(B) Property, Plant and Equipment, page 46

10.	Your disclosures on page 52 state that your operations include the mining of gypsum wallboard and limestone. In future filings, please separately disclose any mining assets recorded, if any, and corresponding amounts. Please also consider whether these should be separately discussed in your critical accounting policy related to the impairment of long-lived assets on page 29. Please show us in your supplemental response what the revisions will look like.

Company Response

We believe the separate presentation of mining assets is not necessary, as mining assets were only 6% of our total assets at December 31, 2009, which we do not consider to be material. We also believe that separately identifying mining assets in our critical accounting policy is not necessary due to the relatively small size of the mining assets relative to the assets of our businesses as a whole. Please see our response to Comment No. 1 for additional information regarding our extractive operations.

(F) Income Taxes, page 50

11.	Upon adoption of FIN 48, you increased your tax reserves by $84.8 million with the corresponding offset representing an increase to goodwill. It appears that these reserves may be related to the assets acquired from Republic Group LLC in November 2000 which are discussed on page 55. Your disclosures indicate that the reserves are related to depreciation deductions included in your tax returns in 2001, 2002, and 2003, which are all subsequent to this acquisition. Please provide us with a comprehensive explanation regarding your accounting for these reserves pursuant to FIN 48, including how you determined the reserves should be recorded as an offset to goodwill. You also state that you claimed depreciation deductions with respect to the Republic Assets for taxable years subsequent to fiscal 2003. Please clarify for which taxable years you have recorded a liability.

Company Response

During November 2000, we purchased the assets of Republic Paperboard Company (“Republic”). In connection with this purchase, we valued all property, plant and equipment at its fair market value for both book and tax purposes, which was generally higher than the book value and tax basis of these assets immediately prior to the acquisition. Effective April 1, 2007, we adopted the provisions of FIN 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), which differs from the prior standards in that it requires companies to determine that it is “more likely than not” that a tax position will be sustained by the appropriate taxing authorities before any benefit can be recorded in the financial statements. As a result of adopting FIN 48, we reversed the entire benefit from the depreciation of the stepped-up basis that had been recognized to date, and recorded a deferred tax liability for future depreciation deductions on the stepped-up basis. In recording this reversal, we relied on the consensus provided in EITF 93-7 “Uncertainties Related to Income Taxes in a Purchase Business Combination”, which stated that all income tax uncertainties existing at the time, or arising in connection with, a purchase business combination should be accounted for pursuant to FAS 109 “Accounting for Income Taxes” (“FAS 109”) rather than FAS 38 “Accounting for Preacquisition Contingencies of Purchased Enterprises.” Question 17 of the Statement 109 Special Report addressed the proper treatment of changes in the tax basis of assets subsequent to the consummation of a business combination. Question 17 indicates that the tax basis of an asset or liability is a question of fact under tax law, and that the tax basis of some assets and liabilities may not be determined from the initial filing. At the date of that change in judgment and at the date that the tax basis of the acquired assets and liabilities is settled, the enterprise should adjust its deferred tax asset or liability to reflect the revised tax balance and the amount of any settlement with the tax authority for prior year income taxes. The effect of the adjustment should be applied to increase or decrease the remaining balance of goodwill attributable to that acquisition.

In adopting FIN 48, we followed the above guidance by increasing long-term liabilities for the entirety of the excess-depreciation deductions already taken, and increased goodwill by the same amount. We additionally recorded a deferred tax liability for the future depreciation deductions related to the stepped up basis, which was offset by an increase to goodwill. The total amount of the increase in long-term liabilities and deferred tax liabilities was $84.9 million. Any interest and penalties incurred up to the date of adoption were recorded as a reduction of retained earnings, and a further increase to long-term liabilities, consistent with the requisites of FIN 48.

In summary, upon the adoption of FIN 48, we recorded the acquisition of Republic’s assets as if we recorded the assets, for tax purposes, at their existing book value. The effect was to increase deferred tax liabilities and long-term liabilities and to increase goodwill in accordance with Question 17 of the Statement 109 Special Report.

Item 15. Exhibits. Financial Statement Schedules, page 81

12.	We note that you have filed the paperboard supply agreement as Exhibit 10.7 to the annual report. We also note that in your business discussion you disclose the existence of other long-term agreements that appear to be material to your business; however, you have not filed these agreements as Item 601(b)(1) exhibits. For example, we note your disclosure about the two leases covering the New Mexico reserves (see “Raw Materials and Fuel Supplies” discussion on page 4) and the agreement with City of Lawton regarding the water supply (see the fourth paragraph of the “Raw Materials” discussion on page 11). Please advise.

Company Response

Items 601(b)(10)(i) and (ii) require a registrant file certain material contracts as exhibits to its periodic reports. In particular, Item 601(b)(10)(i) provides that a registrant must file as an exhibit any “contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.” Item 601(b)(10)(ii) states that a contract which “is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries… will be deemed to have been made in the ordinary course of business and need not be filed,” unless it is material and falls into one of several enumerated exceptions.

We believe that the contracts identified in the Staff’s comment are clearly of the type that “ordinarily accompan[y]” our business. For example, the two leases covering the New Mexico reserves are ordinary course arrangements through which we can obtain supplies of gypsum, which we use in manufacturing gypsum wallboard. Similarly the agreement with the City of Lawton is also part of our ordinary business operations, since water is one of several raw materials we use in manufacturing recycled paperboard at our Lawton, Oklahoma mill.

Moreover, we believe that none of these contracts falls within the enumerated exceptions set forth in Item 601(b)(10)(ii). In particular, none of these contracts is an agreement “upon which the registrant’s business is substantially dependent” within the meaning of Item 601(b)(10)(ii)(B). In addition, we believe the New Mexico leases are not “material leases” within the meaning of Item 601(b)(10)(ii)(D). In this regard, it should be noted that each of the leases covers different property and that we are not currently mining the property covered by the lease with the State of New Mexico. The payments made by the Company under the terms of the lease with the Pueblo of Zia represent less than 1.0% of the Company’s operating costs in each of the last two fiscal years. Furthermore, the loss of either of these leases would not have a material adverse effect on the Company taken as a whole because gypsum would be still available under the other lease. Lastly, the Company also maintains mining claims on BLM land in the Albuquerque area which can be utilized if additional sources of gypsum are needed.

The Company also does not consider the agreement with the City of Lawton to be material to the Company taken as a whole. This contract for water does not represent a contract to purchase a major part of the Company’s raw materials. The payments for water provided by the City of Lawton under the agreement constitute less than 1% of the variable cost to manufacture recycled paper at Republic and less than .1% the Company’s total operating cost. In addition, termination of the agreement would not have a material adverse effect on the Company taken as a whole, since water would still be available to Republic from the City of Lawton, but at a higher commercial-user rate which would still represent only a small fraction of the Company’s operating cost.

13.	We note that you have not filed the schedules to the Amended and Restated Credit Agreement dated December 16, 2004 (Exhibit 4.1). Please file the complete copy of the agreement with your next periodic report.

Company Response

We will file a copy of the Amended and Restated Credit Agreement dated December 16, 2004 (with schedules) as an exhibit to our Form 10-K for the year ended March 31, 2010.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009 FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Item 4. Controls and Procedures, page 25

14.	We note your disclosure that your certifying officers concluded that your disclosure controls and procedures were effective “to provide reasonable assurance that the information required to be disclosed in the Company’s reports filed or submitted under the Securities Exchange Act of 1934 is processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.” This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your disclosure controls and procedures are effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Company Response

We confirm that our certifying officers concluded on the applicable dates that our disclosure controls and procedures were effective. In future annual and quarterly filings, our disclosure will include the aforementioned statement.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON JUNE 26, 2009

Compensation Discussion and Analysis, page 13

Annual Incentive Bonus, page 1

Eagle Annual Incentive Program, page 17

15.	We note disclosure at the end of the third paragraph about how the compensation committee determines the percentages allocated to each participating named executive officer from the EBIT pool. In future filings, please discuss the qualitative and quantitative factors the compensation committee takes into consideration in assessing an executive’s importance and contribution to the organization and how these evaluations correlate to the amount of the EBIT pool available to them. Similar consideration should be given to the disclosure relating to the determination of the bonus potential for Messrs. Powers and Essl under the Divisional Annual Incentive Bonus Programs. See page 18.

Company Response

In our future filings, we will provide additional disclosure regarding any material qualitative and quantitative factors the Compensation Committee takes into consideration in assessing the named executive officers’ individual importance and contribution to the organization and how this assessment correlates to the amount of the applicable bonus pool available to each such named executive officer. We will provide this disclosure for each of the bonus plans or programs referred to in the Staff’s comment.

Fiscal 2009 Special Situation Program, page 18

16.	Please describe the factors the compensation committee considered in determining the size of the 2009 Special Situation Program bonus pool, the size of the individual awards, as well as how the committee measured outstanding performance for purposes of determining the award nominees. Also, it appears as though you characterize this program, and report the amounts payable there under, as non-equity incentive plan compensation. Please tell us why you believe the amounts payable under this form of compensation qualify as non-equity incentive plan compensation and not bonus compensation.

Company Response

The Fiscal 2009 Special Situation Program (“SSP”) is a special annual incentive program intended to recognize outstanding individual performance during the fiscal year. The SSP provides flexibility to reward performance when special circumstances arise in which an individual has not been adequately compensated pursuant to other components of compensation, including instances where an individual’s compensation has been adversely affected by market conditions such as a cyclical downturn (for example, Mr. Powers’s maximum bonus potential pursuant to the divisional incentive program in which he participated decreased 97% from fiscal 2007 to fiscal 2009). At the beginning of fiscal 2009, the Compensation Committee determined that .35% of our EBIT for the ensuing fiscal year would fund the SSP. Amounts not paid out under the Eagle annual incentive program and the divisional annual incentive programs at the end of the fiscal year are also allocated to the SSP. This is the same funding level (.35% of EBIT) that the Compensation Committee has designated for this program for the past several years. The entire pool is not necessarily awarded each year. No awards are predetermined at the beginning of the fiscal year with regard to the SSP.

At the end of fiscal 2009, the Compensation Committee considered whether to make any awards to any named executive officer from the available SSP pool. In the fiscal 2009 year-end review, the Compensation Committee approved a cash award under the SSP for only one named executive officer, Mr. Powers, in the amount of $43,466. Awards were also made under the SSP to certain other full-time employees who are not named executive officers. All full-time employees of Eagle Materials Inc. or any of its subsidiaries are eligible to receive awards under this program. The amount of Mr. Powers’s award was set at $43,466 so that, in conjunction with Mr. Powers’s award under the American Gypsum Fiscal 2009 Salaried Incentive Compensation Program, Mr. Powers received a total of $75,000 at the end of fiscal 2009 (not including the payout for prior-year awards under American Gypsum’s Long-Term Incentive Plan). In establishing the size of Mr. Powers’s award, the Compensation Committee did not apply any specific quantitative performance measures. Rather, the Compensation Committee’s determination was discretionary and took into consideration:

A.	its assessment of American Gypsum’s performance during fiscal 2009 under Mr. Powers’s leadership with particular attention to the following:

•	American Gypsum’s superior profitability under some of the most challenging wallboard market conditions in a decade (particularly when compared to applicable peer group members); and

•	Mr. Powers’s instrumental role in guiding American Gypsum to achieve this superior financial performance; and

B.	the adverse effect of market conditions on other elements of Mr. Powers’s compensation including the amount payable to him under the American Gypsum Fiscal 2009 Salaried Incentive Compensation Program.

The Staff has also requested an explanation as to why we believe that awards made pursuant to the SSP are properly classified as non-equity incentive plan compensation. In response to this comment, we have reevaluated how these awards should be reported. In our 2009 proxy statement, awards made pursuant to the SSP were reported as non-equity incentive plan compensation, given that the amount of such compensation was based on a measure of the financial performance of the Company as a whole (earnings before interest and taxes, or EBIT). However, we have noted the guidance provided by the Staff in Question 119.02 of the SEC Compliance and Disclosure Interpretations to the effect that, in order for an amount to be properly reported as non-equity plan compensation, the “performance target must be substantially uncertain at the time the performance target is established and the target is communicated to the executives.” In this case, the award to Mr. Powers pursuant to the SSP was not made until after the conclusion of the performance period, and so we have concluded that it should be reported as a bonus, rather than as non-equity plan compensation. To the extent that any similar awards are made in the future to named executive officers, we will report these awards as bonuses (under column (d) of the Summary Compensation Table) rather than as non-equity plan compensation (under column (g) of the Summary Compensation Table and in the Grants of Plan-Based Awards Table).

Annual Performance Evaluation, page 18

17.	Please describe the individual goals and performance objectives for each named executive officer. If a named executive officer’s personal performance is measured against pre-established personal goals or individual objectives, please disclose the objectives and describe how performance or non-performance impacted the actual amount of compensation paid. Stating that in general the goals and objectives for Messrs. Rowley, Dendle and Graass related “to a mix of objective and subjective criteria in their area of responsibility…” is too broad and generic.

Company Response

Background

As disclosed on page 17 of our 2009 proxy statement, the Company’s annual incentive bonus programs (which include the Eagle annual incentive program, as well as the divisional annual incentive programs) reflect the Committee’s philosophy of aligning the interests of our executives with those of our shareholders. These programs create this alignment by providing that an officer’s annual bonus potential varies directly with our annual EBIT (or the earnings of a division). Although individual performance and achievement of goals (as discussed in more detail below) affect the actual incentive bonus amount, our programs are structured in such a way that the executive officer’s incentive bonus potential can vary considerably as earnings change from year to year. For example, the maximum bonus potential for each of the named executive officers who are participants in the Eagle annual incentive program (Messrs. Rowley and Graass) decreased 71% from fiscal 2007 to fiscal 2009 as a result of the decline in Eagle’s earnings. Similarly, the maximum bonus potential for each of the named executive officers who are participants in our divisional incentive programs (Messrs. Powers and Essl) decreased 97% and 20%, respectively, from fiscal 2007 to fiscal 2009, as a result of the decline in the respective divisional earnings. Our incentive program structure is in contrast to annual programs at other companies (including some in our peer group) where annual bonus levels are tied to a percentage of base salary rather than earnings.

Mr. Rowley

Mr. Rowley’s pre-established goals and objectives for fiscal 2009 (none of which were quantitative) related to:

•	Operational execution (primarily the continued focus on cost reduction);

•

Financial execution (including maximizing cash flow, managing capital programs, managing the Company’s long-term and large dollar commitments, driving cost reduction at all operations and corporate, driving value differentiation of the Company’s products and increasing the Company’s financial flexibility by improving the Company’s capital structure);

•

Maintaining effective communication with our board of directors (the “Board”) (including monthly and quarterly communications to the Board regarding operating performance at our plants, structural developments in the Company’s industries, environmental, safety, legal and insurance issues and benchmarking information against competitors);

•	Maintaining alignment between the Company’s stockholders and employees;

•	Maintaining the Company’s ability to execute its operating strategy (including training, development and improvement of the organization to ensure future competitiveness);

•	Executing the Company’s investor relations strategy (including maintaining an appropriate level of communication with investors); and

•

Continuing development of the Company’s long-term business strategy (including investigation of acquisition opportunities, expansion opportunities, new growth opportunities and raw material reserve opportunities).

As disclosed in our 2009 proxy statement on page 19, the Compensation Committee concluded that Mr. Rowley met these goals and awarded Mr. Rowley 100% of his bonus potential for fiscal 2009. The Compensation Committee’s assessment of how Mr. Rowley’s performance satisfied these goals and objectives is described at the top of page 19 of our 2009 proxy statement. That evaluation resulted in Mr. Rowley receiving 100% of his bonus potential for fiscal 2009. In making this determination, the Compensation Committee did not apply specific quantitative performance measures or assign a specific weight to any of the above goals. Rather the Compensation Committee used its judgment to determine the appropriate award level after consideration of Mr. Rowley’s performance as described on page 19 of our proxy statement.

Mr. Graass

Mr. Graass’s pre-established goals and objectives for fiscal 2009 related to:

•	Assisting management with strategic projects;

•	Managing certain Board-level matters, including work associated with the annual stockholders’ meeting and our filings with the SEC, and managing various aspects of Board and committee meetings;

•	Leadership matters, including implementing a new material contract review policy, conducting Disclosure Committee meetings and continuing the development of the legal group; and

•

Operational matters, including pursuing the legal entitlement to mine at one of our aggregate subsidiaries, conducting internal training and assisting management with commercial contracts and litigation management.

At the end of fiscal 2009, Mr. Rowley reviewed Mr. Graass’s performance, finding that Mr. Graass performed in an exceptional manner and achieved his goals during the fiscal year. Based in part on this review, the Compensation Committee determined that Mr. Graass had met these goals and awarded Mr. Graass 100% of his incentive bonus potential. In making this determination, the Compensation Committee did not rely on mathematical formulas or assign any specific weights to these goals and objectives. Rather the Committee used its judgment to determine the appropriate award level after taking into consideration Mr. Rowley’s input regarding Mr. Graass’s performance, including the following factors:

•	The substantial progress made in obtaining extensions of certain leases at one of our cement subsidiaries;

•	Mr. Graass’s assistance of management in the Company’s debt repurchase completed in February 2009;

•	The completion of Proxy Statement and Annual Meeting of Shareholders (including effective handling of discussions with shareholders regarding a shareholder proposal);

•	The completion of all SEC filings and assistance to the Board in monitoring corporate governance issues;

•	Mr. Graass’s assistance of management in preparing and completing Board materials in a timely manner;

•

Mr. Graass’s assistance in implementing of new material contract policy, the continued conducting of Disclosure Committee meetings at appropriate times and the development of legal group senior counsel;

•	The continued development of training materials by the legal group;

•	The continued progress in obtaining our legal entitlement to mine at one of our aggregates subsidiaries; and

•	Mr. Graass’s assistance in contract negotiations and litigation management for our subsidiaries.

Mr. Powers

Mr. Powers’s annual incentive payment potential for fiscal 2009 was based 40% on quantitative goals, 10% on other goals and 50% on discretion (taking into consideration overall job performance and compliance with our policies and Code of Ethics). Mr. Powers’s quantitative goals for fiscal 2009 related to:

•	Safety record at American Gypsum’s plants;

•	Waste at American Gypsum’s plants;

•	Improved sales at certain strategic accounts;

•	Increase sales of recently introduced products; and

•	Develop plans for introducing a new wallboard product by a certain date.

Mr. Powers’s other goals for fiscal 2009 related to:

•	Execution of American Gypsum’s long-term strategy;

•	Development of relationships with major customers;

•	Continuing the search for additional supplies of gypsum;

•	American Gypsum’s compliance with federal, state and local regulations;

•	Maintaining productivity, cost reduction, safety, quality and customer service as high priorities for American Gypsum;

•	Development of and compliance with internal control changes;

•	Development of personnel development programs;

•	Demonstration of effective leadership; and

•	Operational matters including:

•	Maximizing cost efficiency of our transportation logistics.

•	Training and development of personnel.

•	Lightening wallboard weight and reduce waste.

At the end of fiscal 2009, Mr. Rowley reviewed Mr. Powers’s performance. Based in part on Mr. Rowley’s review, the Compensation Committee found that Mr. Powers had achieved 95% of his quantitative goals and 100% of his other goals. Achievement of 95% of his quantitative goals was based on over 21% improvement in safety (OSHA recordable accidents), over 10% improvement in waste (average waste for American Gypsum’s plants, excluding our new wallboard plant in Georgetown, SC), over 74% improvement in waste at our Georgetown, SC plant, over 10% improvement in strategic account sales, over 4 times improvement in sales of recently introduced products, and introduction of a new wallboard product within one month of the target date. In addition, the Committee determined, based on input from Mr. Rowley, to award 98% of the discretionary portion of the incentive payment potential, resulting in Mr. Powers receiving 97% of his incentive bonus potential. In making the determination with regard to the discretionary portion, the Compensation Committee did not rely on mathematical formulas or assign any specific weights to these goals and objectives. Rather the Committee used its judgment to determine the appropriate award level after taking into consideration Mr. Rowley’s input regarding Mr. Powers’s performance, including the following factors:

•	Mr. Powers’s effective leadership in maintaining American Gypsum’s superior profitability relative to its public competitors in a very difficult economic environment;

•	Improvement in plant performance;

•	Increased market share and improved quality and customer service;

•	The efficient start-up of the Georgetown, South Carolina wallboard plant;

•	Strategic achievement of American Gypsum as a national wallboard supplier; and

•	Mr. Powers’s compliance with our policies and Code of Ethics.

Mr. Essl

Mr. Essl’s annual incentive payment potential for fiscal 2009 was based 50% on the following goals (none of which were quantitative) and 50% on discretion (taking into consideration overall job performance and compliance with our policies and Code of Ethics).

•	Organization (focusing on building strong organizational teams at the cement, concrete and aggregate subsidiaries);

•

Programs (reviewing and monitoring existing programs with respect to preserving Company assets, operating plants safely, operating within regulatory limits, producing quality products, operating plants in a clean and healthy environment, operating to minimize bad debt and claims against the Company);

•

Capital projects (ensuring that (A) capital projects within his area of responsibility comply with Company policy, (B) the project scope conforms to long-term objectives, (C) equipment has been properly specified and engineered and (D) justification for capital expenditures is accurate and tangible);

•	Leadership (continued integration of the Company’s culture into all operations, and motivating operations in the face of adversity); and

•

Operational execution (evaluating specific projects with respect to potential additional reserves for the Company’s cement operations and assisting in the development of a marketing program for a cementitious concrete additive).

At the end of fiscal 2009, Mr. Rowley reviewed Mr. Essl’s performance. Based in part on this review, the Compensation Committee determined that Mr. Essl had achieved 96% of his goals. In addition, the Committee determined, based on input from Mr. Rowley, to award 96% of the discretionary portion of the incentive payment potential, resulting in Mr. Essl receiving 96% of his incentive bonus potential. In making this determination, the Compensation Committee did not rely on mathematical formulas or assign any specific weights to these goals and objectives. Rather the Committee used its judgment to determine the appropriate award level after taking into consideration Mr. Rowley’s input regarding Mr. Essl’s performance, including the following factors:

•	Mr. Essl’s success in enhancing the strength of the organizational teams at all cement, concrete and aggregate companies;

•	Mr. Essl’s effective monitoring of various programs to ensure management focus on safety, quality, compliance and minimizing customer write-offs;

•	Mr. Essl’s implementation of a more stringent capital project review process;

•	Mr. Essl’s assistance in preparing marketing/financial studies for the expansion plans at one cement subsidiary;

•	Mr. Essl’s leadership in keeping managers focused on low cost production in very difficult economic times and providing marketing expertise during periods of over supply;

•

Mr. Essl’s successful efforts in: (1) identifying new sources of limestone reserves; (2) evaluating possible greenfield sites for concrete subsidiaries; and (3) developing a marketing program for a fly ash replacement; and

•	Mr. Essl’s compliance with our policies and Code of Ethics.

Mr. Dendle

Mr. Dendle was not employed by the Company for the full fiscal year. Because he started with the Company after the commencement of fiscal 2009, his goals and objectives were more general in nature and related to demonstrating strategic focus and financial and business leadership, contributing to the senior management teams and effectively communicating with the Board, the management team and outside constituencies. At the end of the fiscal year the Compensation Committee determined, based on Mr. Rowley’s input, that although Mr. Dendle had made significant efforts in these areas, he had not yet fully integrated himself into the management team or progressed as much as expected in these areas. As a result, the Committee determined to set his incentive bonus at $122,422, representing 70% of his incentive bonus potential (the incentive bonus amount also reflected a pro rata reduction to account for the fact that Mr. Dendle was not employed at the Company for the full fiscal year).

18.	Please note that to the extent that the compensation committee’s decisions regarding a named executive officer’s individual performance were based upon a subjective evaluation, in accordance with Item 402(b)(2)(vii) of Regulation S-K, please ensure to disclose each executive officer’s personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. For example, disclosure about Mr. Rowley’s performance in the first full paragraph on page 19 is not contextualized for purposes of understanding how the compensation committee arrived at its compensation decisions regarding the CEO’s compensation.

Company Response

For information regarding the contributions made by each executive that were taken into account by the Compensation Committee in making compensation decisions in April 2009, please see our response to Comment No. 17 above. In particular, our response to this comment provides additional detail as to how the Compensation Committee evaluated the achievements of each executive and assigned an overall percentage representing the judgment of the committee as to the extent to which each executive had satisfied the relevant goals and objectives.

19.	The disclosure at the end of page 18 indicates that the bonuses ranged from 95% to 100% of the maximum potential bonus payable. Yet, it appears from the amounts reported in the Grants of Plan-Based Awards table, that each named executive officer was awarded the maximum incentive bonus amount. Please clarify.

Company Response

Item 402(d)(2)(iii) of Regulation S-K requires disclosure in the Grants of Plan-Based Awards Table of the “dollar value of the estimated future payout upon satisfaction of the conditions in question under non-equity incentive plan awards granted in the fiscal year, or the applicable range of estimated payouts denominated in dollars (threshold, target and maximum amount).” Instruction 2 to Item 402(d) provides that if an award provides only for a single estimated payout, that amount must be reported as the target (in columns (d)). Furthermore, the Staff has provided guidance to the effect that:

If plans do not include thresholds or maximums (or equivalent items), the registrant need not include arbitrary sample threshold and maximum amounts. For example, for a non-equity incentive plan that does not specify threshold or maximum payout amounts (for example, a plan in which each unit entitles the executive to $1.00 of payment for each $.01 increase in earnings per share during the performance period), threshold and maximum levels need not be shown as “0” and “N/A” because the payouts theoretically may range from nothing to infinity. Rather, an appropriate footnote should state that there are no thresholds or maximums (or equivalent items).

See Section 220.02 of the Compliance and Disclosure Interpretations.

In the case of the Eagle Annual Incentive Program and the Divisional Annual Incentive Programs described on pages 17 and 18 of the 2009 proxy statement, these programs provide for payouts based on a percentage of the earnings before interest and taxes, or EBIT, of the Company (in the case of the Eagle Annual Incentive Program) or a percentage of divisional operating earnings (in the case of the Divisional Annual Incentive Programs). As in the case of the example discussed by the Staff in the Compliance and Disclosure Interpretation 220.02, these awards are not subject to thresholds or maximums and payouts technically could “range from nothing to infinity.”

In prior filings, we have attempted to follow this guidance by disclosing the actual payout in the target column (column (d)) and omitting any disclosure in the threshold and maximum columns (columns (c) and (e)). We have also included a footnote to the target column (footnote (1) to the Grant of Plan-Based Awards Table) stating that the amounts shown represent actual incentive payments.

In future filings, we intend to revise our approach by:

•	disclosing in the target column (column (d)) the amount that would have been paid to each executive if such executive received 100% of his or her incentive plan award potential;

•	disclosing in a footnote to this column the actual payout made to each executive; and

•	stating in the same footnote that there are no thresholds or maximums for these awards.

Also, consistent with our response to Comment No. 16, in future filings we will not include any Special Situation Program award amounts in this table.

20.	With respect to Mr. Essl, please confirm the accuracy of the calculations as set forth in the column (d) of the Grants of Plan-Based Awards Table and column (g) of the Summary Compensation Table. If the amounts reported are accurate, then explain how you derived the amount of Mr. Essl’s annual incentive payout.

Company Response

The amount reported for Mr. Essl in column (d) of the Grants of Plan-Based Awards Table and in column (g) of the Summary Compensation Table is accurate; however, the aggregate amount available for the fiscal 2009 Cement bonus pool disclosed on page 18 of our proxy statement is slightly overstated. The Cement bonus pool for our wholly owned cement subsidiaries was $1,120,267 (not $1,281,993). Mr. Essl’s maximum bonus potential was 22% of that pool ($246,458), plus 22% of the Concrete/Aggregates bonus pool ($24,868), plus an amount equal to 22% of 2.25% of our half of Texas Lehigh’s fiscal 2009 earnings ($161,726), which yields a maximum bonus potential of $433,052. Mr. Essl earned 96% of this amount, or $415,730. In the proxy statement, we inadvertently included the Texas Lehigh accrual for Mr. Essl with the total pool amounts for our wholly owned cement subsidiaries.

21.	Please ensure that you provide appropriate disclosure relating to the compensation committee’s determination to award the maximum incentive bonus without invoking their authority to downward adjust the payouts. Stating that the named executive officers “performed well during fiscal 2009 and substantially achieved their goals” is overly broad and generic.

Company Response

Please see our response to Comment No. 17 which describes the factors underlying the Committee’s determinations.

Long-Term Incentive Compensation. page 19

22.	Please describe the benchmarking parameters that the compensation committee considers competitive for purposes of setting the long-term incentive compensation component.

Company Response

Please see our response to Comment No. 23 for a description of the benchmarking performed in connection with long-term compensation, including specific benchmarking parameters.

Fiscal 2009 Grant, page 20

23.	Please enhance the disclosure regarding the fiscal 2009 grants made to the named executive officers to disclose in more detail the factors the compensation committee considered in determining the specific forms and levels of this component of your compensation program. For each named executive, please provide substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.

Company Response

During fiscal 2008 (in June 2007), the Compensation Committee awarded long-term incentive compensation awards to the named executive officers that were intended to be single awards for a prospective three-year period (except for special circumstances) rather than making annual grants during such three-year period. In determining the fiscal 2008 long-term incentive compensation grants for the named executive officers, the Compensation Committee reviewed a benchmarking study provided by Mercer Human Resources Consulting in April 2007 which described the values of the long-term incentive awards granted to similar executives in our peer groups. The grant values of the fiscal 2008 long-term incentive awards for each named executive officer were determined by the Compensation Committee based on the April 2007 benchmarking study, with the specific benchmarking parameters being set based on the Compensation Committee’s assessment (with input from Mr. Rowley with respect to named executive officers other than himself) of each executive’s importance and contributions to the organization and the executive’s level of responsibility. In particular, based on this assessment, the Compensation Committee set the grant value for Messrs. Rowley, Powers and Graass at a value approximately three times a value between the median and 75th percentile and for Mr. Essl at a value approximately three times a value between the 25th percentile and the median of the long-term compensation at similar positions in our direct peer group as shown by the April 2007 benchmarking study.

As disclosed in our 2009 proxy statement under “Benchmarking,” in 2008 the Compensation Committee engaged Mercer Human Resource Consulting to compare the Company’s total compensation (salary, incentive bonus and long-term compensation) to a peer group of companies in the construction materials businesses, and a supplemental peer group of manufacturing companies with similar market values. Further information on the companies in these peer groups and how they were selected is set forth in the disclosure under “Benchmarking” in our 2009 proxy statement. Mercer’s report was delivered to the Compensation Committee in April 2008.

The Compensation Committee did not make any long-term compensation awards in May 2008; however, as disclosed on page 20 of our 2009 proxy statement, special circumstances arose later in calendar 2008 that led the Committee to make the fiscal 2009 grant. The April 2008 benchmarking data was then utilized by the Compensation Committee in August 2008 in connection with the extraordinary fiscal 2009 grant.

As disclosed in our 2009 proxy statement, the Compensation Committee set the grant value for the fiscal 2009 grants to each named executive officer at a level equal to approximately one-third of the Black-Scholes value of the officers’ respective fiscal 2008 grant (which was a three-year grant). In determining the fiscal 2009 grant, the Compensation Committee reviewed the April 2008 benchmarking study for long-term compensation and confirmed that the proposed fiscal 2009 grant values were consistent with the benchmarking parameters that were used in setting the fiscal 2008 awards.

In determining to make the fiscal 2009 grant a combination of stock options and restricted stock units, the Compensation Committee took into consideration that:

•	the fiscal 2008 grant was in the form of stock options which the Compensation Committee believes provide a strong financial motivation to achieve the performance goals; and

•	restricted stock units would utilize fewer of the somewhat limited shares available for grant at the time under the Incentive Plan.

In determining to approve a combination of stock options and RSUs, the Compensation Committee attempted to balance these two competing considerations. The Compensation Committee did not utilize any mathematical formula or quantitative analysis to arrive at the proportion of stock options and RSUs which comprised the grant.

24.	In the last paragraph you disclose that 100% of the stock options and RSUs vested. Please disclose the actual level of target achievement that triggered full vesting of the options and RSUs.

Company Response

For the nine months ended March 31, 2009, the Company’s EBITDA was $117,026,000 and the Company’s Accidents Recordable Frequency Rate was 2.25%. Each of these resulted in 100% vesting of the stock options and RSUs granted on August 21, 2008, utilizing the vesting tables found on page 20 of our 2009 proxy statement.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•

SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in their review of our filing or in response to the SEC’s comments on our filing.

Very truly yours,

/s/ D. Craig Kesler

D. Craig Kesler

cc:	Steven R. Rowley

James H. Graass

William R. Devlin